UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

 Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

VIRTUAL EDUCATION SOFTWARE, INC.

(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	88-0408780 (IRS Employer Identification Number)

300 North Argonne, Suite 102, Spokane, Washington (Address of principal executive offices)	99212 (Zip Code)

Registrant’s telephone number, including area code:  (509) 891-7219

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, with $0.002 par value.

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	¨		Accelerated filer	¨
Non-accelerated filer	¨	(Do not check if a smaller reporting company)	Smaller reporting company	x

Index to Exhibits on Page 25

VIRTUAL EDUCATION SOFTWARE, INC.

 Form 10

ITEM 1.  BUSINESS

Forward-Looking Statements

This Registration Statement contains forward-looking statements. Words such as “anticipate,” “believe,” “expect,” “future,” “may,” “will,” “should,” “plan,” “will likely result,” “intend,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project or projected,” and similar expressions are utilized to identify forward-looking statements. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company’s beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. A reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this report and future events may cause them to be less likely to prove true.

The risks identified in Item 1A are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company’s business and financial performance. Also the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

Overview

Virtual Education Software, Inc., a Nevada corporation (“VESi,” “the Company,” “We,” “Us,” or “Our”), was incorporated in 1998. We are focused primarily on the design, development and distribution of distance education courses. Distance education is commonly referred to as a nontraditional method of educational/instructional delivery, primarily through the Internet, audio or video (live or prerecorded) or other computer technologies. Usually the teacher and student are in different geographic locations. Our main target market is K-12 educators and administrators needing continuing education, professional development salary advancement or degree completion courses. We partner with four-year colleges and universities throughout the United States who approve and list our courses through their educational systems for non-credit, undergraduate academic credit, non-matriculated graduate academic credit, matriculated graduate academic credit or some combination of these depending on the institution’s educational needs.

The Sloan Consortium released a report dated October 23, 2007 by I. Elaine Allen, Ph.D. and Jeff Seaman, Ph.D. on distance education. For the past several years, online enrollments have been growing substantially faster than overall higher education enrollments in the United States. Almost 3.5 million students were taking at least one online course during the fall 2006 term; a nearly 10 percent increase over the number reported the previous year. The 9.7 percent growth rate for online enrollments far exceeds the 1.5 percent growth of the overall higher education student population. Nearly twenty percent of all U.S. higher education students were taking at least one online course in the fall of 2006.

We have seen our registrations and sales grow from a 6% increase in 2005 and an 8% increase in 2006 to a 25% increase in 2007. We are currently showing a 24% increase for the first six months of 2008. Registrations have increased at the graduate, undergraduate, and professional development levels over the past two years. As younger, more Internet savvy students enter all levels of higher education they are better prepared and expect a certain portion of their education will be completed at a distance. Older adults changing careers or advancing their education are also looking to distance learning to meet many of their training needs due to time and scheduling issues.

The trend is clear. Distance education is rapidly expanding and companies that have positioned themselves to meet the needs of the new student, evolving institutions and ever expanding training programs will without question grow as rapidly as the distance education movement.

Our course content is developed by higher education faculty under contract with VESi as adjunct faculty consultants. Faculty writes and submits the content of an education course to us and we design and develop that content into the most viable distance learning format for the education market. The adjunct faculty is also the instructor of record and oversees their course as it is offered to college students each term. Our courseware and assessment software are designed to help educators meet the demands of the No Child Left Behind (“NCLB”) and Reading First federal legislation, as well as U.S. Department of Education initiatives on mathematics and science, special education, and ensuring teacher quality.

Our main products include courses in the area of exceptional education (Autism & Asperger’s Disorder, Attention Deficit Disorder, Learning Disabilities), classroom management (Advanced Classroom Management, Behavior is Language, Inclusion) school related issues (Child Abuse, Drugs & Alcohol in School, Teaching Diversity Traumatized Children, Understanding Aggression, Violence in Schools), core academic curriculum (Reading Fundamentals Series, Earth Science Essentials Series), and basic skills exam preparation. We have also developed courses in Native American education and theology.

Currently, all of our revenues are derived from the direct sale of our courses. Our management estimates that our market share of education course registrations and sales market is less than 1% nationally.

Our development focus for 2009 will be on subject specific courses in the key academic areas of K – 12 math, science and K – 3 early childhood development. We are securing contracts with both institutions of higher learning and adjunct faculty for the development of these courses to be released to K-12 educators and four-year universities in 2009.

Our goal is to have all of our current courses redesigned and uploaded onto the Internet, making them available to any individual with high speed Internet access. Four courses have been converted to this new Internet format and the remaining courses are on schedule to be Internet accessible by January 2009.

Our first cooperative Masters of Arts in Education on-line degree program was completed in collaboration with Morningside College in Iowa. The Higher Learning Commission (HLC) of Iowa has reviewed this degree program and formally approved it to be offered as an advanced degree at Morningside College. This degree program is now available to both national and international individuals holding a bachelors degree from an accredited teacher education institution. The program can be completed remotely on a computer with a CD drive and Internet access.

We will be completing our first add-on endorsement/certification course series by December 2009. The five-course endorsement/certification series is being presented to the State Department of Education in Washington and Iowa. When approved this course series can be taken for additional credentialing by teachers, para-professionals and child care workers.

We operate our principal business in one industry segment, which is the development and marketing of educational software and related services.

Market

Our market is the sale of courses to potentially any educational entity that uses distance education to train and prepare individuals for a new career or that requires professional development training for continued certification in a chosen field or profession.

In the United States alone over 17 million students participate in postsecondary education at all levels: certificate, associate, bachelors, masters, and PhD programs. Over 3 million of them, primarily undergraduates, are currently enrolled in e-learning programs (Educause Quarterly, Vol. 30, #2 2007: Stephen R. Ruth, Martha Sammons, and Lindsey Poulin, E-Learning at a Crossroads).

We have developed a system for designing courses that allows us to offer superior quality distance courses to higher education at an extremely affordable price. Colleges and universities in general have a greater difficulty keeping up with technology and employing individuals with the technical skills to design and develop high quality distance education courses or personalized learning management systems (LMS) for course delivery. These institutions also struggle with effective marketing and promotional campaigns to alert students outside of their own facility of the availability of on-line and distance programs. Highly skilled technology and marketing individuals command high salaries and most institutions cannot compete with the salaries private companies are willing to pay for this expertise.

Smaller, private colleges tend to have difficulty finding faculty to teach courses is specialized areas. They may have a desire to offer a wider range of courses and degrees, but not possess the financial means to add the faculty necessary to expand their programs. We offer these institutions both the faculty and the technology to expand course offerings in areas they would have otherwise never been able compete in.

Strategy

In fiscal year 2008 we launched a new two pronged, growth-based strategy focusing on the conversion of all courses to an Internet accessible platform.

According to a 2007 report entitled “Broadband in America: Access, Use and Outlook”, published by the Consumer Electronics Association, nearly 58 million, or 75 percent, of U.S. households now subscribe to broadband services. That’s an increase of 21 percent over the same period in 2006. According to the National Technology Scan, dated May 13, 2008, as published by Parks Associates, a phone survey of U.S. households found 20 million households or approximately 18% of all U.S. households are without Internet access.

The fact that 75% of the nation now has high speed access means that our courses with their voluminous backend security will upload and run efficiently through the high speed Internet connection found in ¾ of American homes.

Along with this conversion we began focusing marketing and advertising efforts toward e-commerce which is savings in printed material costs. We found we could reach a larger volume of customers through e-promotions rather than printed media.

A difficult task when sending e-promotions is confirming that the promotion actually gets to the end user. More and more organizations are guarding against the sending of unwanted emails, advertisements and promotions by installing sophisticated spam blocking software that sorts out and trashes bulk emails. We have developed a proprietary method to bypass spam filters and send course e-announcements directly to teachers via their school district email addresses.

Products

Our products and solutions consist of a comprehensive portfolio of technology-based instructional content, classroom assessment, and related professional development courseware for post-secondary schools and other institutions. All of our products are either on Compact Discs (CD-ROM) or Internet-based courses. Our products fall into the following main categories:

•

Exceptional Education (Autism & Asperger’s Disorder, Attention Deficit Disorder, Learning Disabilities)

•

Classroom Management (Advanced Classroom Management, Behavior is Language, Inclusion)

•

School Related Issues (Child Abuse, Drugs & Alcohol in School, Teaching Diversity Traumatized Children, Understanding Aggression, Violence in Schools),

•

Core Academic Curriculum (Reading Fundamentals Series, Earth Science Essentials Series)

•

Basic Skills Exam Preparation (Praxis I/PPST, Praxis II Earth Science)

•

Alternate Field of Study (Native American Education, Theology)

Services

Customers are offered the choice as to when they work on their chosen course, which can take place at times convenient to their respective needs throughout the year. Courses can be completed before school, during the school day, after school or during planning periods. It is also possible to complete group training using particular courses. In doing so, we help schools minimize the expense and inconvenience of bringing in substitute teachers, while full-time staff complete their continuing education training. We are currently listing continuing education courses for teachers and other business professionals in over 70 colleges and universities across the U.S.

The Company believes in individualized customer service. All phone calls receive personal attention from an employee working within the United States with English as their primary language. Student questions, course registrations, grading concerns and technical support are all responded to by live representatives having the information and skills to assist each caller. In 2005 our customer approval rating was 98.3%, in 2006 it was 98.5%, and in 2007 it was 99%. A majority of our course sales are to repeat customers indicating an extremely high customer satisfaction rating.

We have developed a system for designing courses that allows us to offer high quality distance courses to higher education at an extremely affordable price. Colleges and universities in general have a greater difficulty keeping up with technology and employing individuals with the technical skills to design and develop high quality distance education courses or personalized learning management systems (LMS) for course delivery. These institutions also struggle with effective marketing and promotional campaigns to alert students outside of their own facility of the availability of on-line and distance programs. Highly skilled technology and marketing individuals command high salaries and most institutions cannot compete with the salaries private companies are willing to pay for this expertise.

Sales and Marketing

All sales and marketing efforts are handled internally by existing employees. We have no service agreements or contracts with any outside vendors to provide any services for product development, sales, marketing or distribution although marketing and promotional efforts are provided by most of the institutions we partner with on the listing of courses. We also utilize e-commerce via our Internet home website (http://www.virtualeduc.com) along with over 25 other websites designed to funnel prospective customers to our home website.

In 2008, we changed our sales and marketing strategy to a greater emphasis on e-commerce and Internet marketing and promotions. Direct marketing and hard copy promotions were more select and focused on market segments with four-year universities and colleges who had isolated a specific target market that would benefit and respond to a direct mailing.

Our target market is post-secondary education for undergraduates, graduates, adult learners, career switchers and professional development training.

Competition

In 2004, it was estimated that global education was a $700 billion business and that distance education in the U.S. accounted for $40 billion of that figure. With 2007 annual sales of less then $1,000,000, we would not be considered a significant player in the field of distance education.

The instructional technology market is served by hundreds of companies that offer a range of instructional products and services. At one end of the market are major publishing companies (such as Pearson Education, Macmillan, McGraw-Hill, Prentice Hall, Harcourt Education, Houghton Mifflin, School Wise, Aspen Publishers, Scott Forsman, Prufrock Press, Walden Media, New Readers Press, Weston Walsh) with a single course or application or a broad set of courseware and applications for elementary, middle school, high school, and/or post-secondary grade levels. These companies are “comprehensive” in terms of being able to package a solution that covers multiple grade levels, subjects, and associated reports and assessments. On the other end of the spectrum are educational institutions themselves, estimated to be over 3,200 colleges and universities with distance learning programs. Between the comprehensive and non-comprehensive categories and educational institutions there are as many variations as there are companies. Competitors in this category include small distance education companies (Mind University, Skylight, Canter, Gatlin Education, Learner’s Edge, Learning House, Education to Go, Capella, Kaplan, CyberU, Earthnet Institute, e-learn, iStudySmart, Knowledge Anywhere), to distance learning companies (ACS Online Training Systems, Business Training Partnership, Corpedia Training Technology, Coursebridge, Eclectic Academy, eMind, Executrain Virtual Campus, Integrity Interaction Corporation, KnowledgePlatform, iSkolen). These companies provide distance education and training in professional areas not currently covered by us. Additionally, many of these smaller, non-comprehensive companies focus on a geographic segment or district size, rather than the national market; or the focus is on a limited area of education, technology, business, skills training, personal growth, or some related area. The needs, size, and location of school districts often influence the opportunities for which companies choose to compete. Although some of these may not be considered direct competitors, they do in fact impact our business and ability to grow. Any company that provides courses or trainings by distance garners a share of that market and makes it more difficult for us to expand our product line into other areas. As competition becomes fiercer in other training areas, these companies may look to expand into new areas, potentially including education, which is our main area of business.

We estimate that the five largest companies serving this market — Plato Learning, Inc., Pearson Education, Houghton Mifflin/RiverDeep, Renaissance Learning, and Scholastic — have an estimated combined market share of approximately 40%. Plato Learning and Pearson Education provide courseware across all K-12 grade levels, while Houghton Mifflin/Riverdeep, Renaissance Learning, and Scholastic limit the breadth of grade levels and/or subject areas their solutions address.

We are not considered one of the major producers of distance or independent learning courses, as we do not hold a significant percentage of the total sales of distance courses nationally or within any particular state. Our competitors are far better financed; are generally better known; have access to more technology; and have greater human and financial resources to research and design new products, research and enter new markets, advertise globally, and expand their business in all phases of distance education.

We believe we must increase our annual revenue to between $15,000,000 and $20,000,000 to be considered a significant player in the distance education field. When competing with any company we differentiate our solutions by emphasizing credit-based courses written at the graduate level. We do so in order that departments within each institution may confidently approve each course without concern that a regional or national teacher accreditation body may take exception to the approval of our courses for academic credit. We also offer our courseware in three forms (web-based, CD-based, learning management system) so that we may provide a distance learning option that meets the needs of both the university and its students. Based on our experience, we believe that these are key factors that buyers use in evaluating competitive offerings.

Product Development

Our design and development team designs, develops, enhances, and maintains our courseware and delivery system platforms. For a brief period of time in 2007 we outsourced some of our course image design to an offshore company. All of our product development is being done domestically in 2008. We do not anticipate spending any additional money on outsourcing for the design and development of any product.

We pay adjunct faculty per semester credit hour to create the content for our courses. A typical course is either two or three semester credits making the standard payment to adjunct faculty for course content development between $4,000 and $6,000. In addition these instructors are paid a royalty for overseeing the course as the instructor of record. This royalty ranges from 3.75% to 25% of the gross sales receipts for their respective course(s). For the year ended December 31, 2007 we paid $22,175 in royalties, included as cost of services. Royalties not paid by year-end are accrued and included in current liabilities.

We have no significant expense or budget for new technology development. The applications used to design, develop and package our courses are created and updated by software application development companies. Products such as Macromedia’s Dreamweaver and Flash and Adobe’s Photoshop and Illustrator are industry standard applications used in the development of distance education training courses. We do not consider the cost for the purchase and/or upgrade of these software applications as significant.

There can be no assurance that we will continue to successfully design new courses and update the technology and design of our existing courses so they are appealing to our customers and capable of producing significant revenue from sales.

Our development focus for 2009 will be on subject specific courses in the key academic areas of math, science and history. This development strategy was based on participants’ course evaluation summaries and discussions with educators. We are securing contracts with both math and science adjunct faculty for the development of these courses and anticipate their release to universities in 2009.

We announced in January of 2008 a goal to have all current courses redesigned and uploaded onto the Internet, making them available to any individual with high speed Internet access. Four courses have been converted to this new Internet format and the remaining courses are on schedule to be Internet accessible by January 2009.

Our first cooperative Masters of Arts in Education on-line degree program was completed in cooperation with Morningside College in Iowa. The Higher Learning Commission (HLC) of Iowa has reviewed the program and given formal accreditation approval.

We will be completing our first add-on endorsement/certification course series by December 2009. The five-course endorsement/certification series is being presented to the State Department of Education in Washington and Iowa. When approved this course series can be taken for additional credentialing by teachers, para-professionals and child care workers.

Course Development

We contract with adjunct faculty to write raw text for our course products. The faculty member owns the rights to the raw text and we own the rights to the finished course product in all forms. Faculty are paid a stipend to write the course and then support it as the adjunct instructor of record. If a faculty withdraws as the adjunct of record, we contract with partner institutions and replace the faculty of record. The new adjunct faculty of record rewrites and updates the course content and assumes the role of course instructor. There is no shortage of faculty to teach our courses, since we need only one faculty per course and have access to all faculty members of colleges and universities who collaborate with us.

Proprietary Rights

Our courseware is proprietary and we protect it primarily under a combination of the laws of trade secrets. We also utilize license agreements, third-party non-disclosure agreements, and other methods to protect our proprietary rights. We regard many of our intellectual property rights as essential to our business and enforce our intellectual property rights when we become aware of any infringements or potential infringements and believe they warrant such action.

We have a number of technological mechanisms to prevent or inhibit unauthorized copying of our software products and generally require the execution of a written license agreement, which restricts use and copying of our courseware and software products.

Seasonality

Our quarterly operating results fluctuate as a result of a number of factors including the amount and timing of new product introductions, client spending patterns, public education budget cycles, fiscal year ends, and promotional programs. Historically we have experienced our lowest order levels and revenues in the fourth quarter of our fiscal year while the first three quarters remain stable. Because of these factors, the results for interim periods are not necessarily indicative of the results to be expected for the full fiscal year.

Employees

As of June 30, 2008, we had approximately 7 full time employees and 5 part-time employees. We also contract with other non-affiliated companies for editing of our products. We have never experienced a work stoppage as a result of a labor dispute, and none of our employees are represented by a labor organization.

Forward-Looking Statements

In addition to historical information, this Form 10 contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “should” and similar expressions are intended to identify “forward-looking statements” within the meaning of the Act. Forward-looking statements include, among others, statements about our future performance, the sufficiency of our sources of capital for future needs, and the expected impact of recently issued accounting pronouncements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Part I Item 1A of this Form 10. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements based on circumstances or events, which occur in the future. Readers should carefully review the risk factors described in this Form 10.

ITEM 1A.

RISK FACTORS

A description of the risk factors associated with our business is set forth below. The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

Risks Relating to Us

We must expand operations.

Our long term success is ultimately dependent on our ability to expand our revenue base through the sale of courses and development services. We believe we must increase our annual revenue to between $15 million and $20 million to be considered a significant player in the distance education field. We have recently made significant investments in allowing accessibility of our course materials on the Internet. Those efforts are not indicative of future success. All of the projects are subject to the risk of failure and the loss of our investment. Stockholders would then lose the value of their investment.

We have limited financial resources.

We have limited financial resources and, if our business is not profitable, we may not be able to raise sufficient funds to sustain, continue or expand our business. We currently have limited revenues and rely principally on our operations to finance our business. If our revenue decreases and competition increases in the next 12 months, our ability to continue in business could be significantly impacted.

The success of our long-term strategy is dependent on growth in market acceptance of distance educational technology as an alternative to traditional direct instruction teaching methods still used in a majority of the post-secondary education classrooms of America. If such acceptance does not occur, we may not recover investments made in these products and our future revenues and profitability will be adversely affected.

Historically, our products have been listed by universities and colleges primarily as alternatives to traditional education models. These solutions are generally delivered to students who desire learning activities offered outside of the traditional classroom setting. More recently, we have made significant investments in converting our course materials for use through the Internet. Broader acceptance of technology products, like those sold by us, for use as training materials may not occur due to a number of factors, including:

•

some teachers may be reluctant to change customary classroom teaching practices to use interactive educational technology

•

we may be unable to demonstrate improvements in academic performance with students that use our educational software for acquisition of knowledge

•

Changes in interactive educational technology that may require more sophisticated and expensive design and programming making course design far too costly.

•

Changes in state re-licensure requirements or curricular needs of the K -12 educator

As a result, there are no assurances that our revenues from these products will grow to levels necessary to earn an acceptable return on the related investments. This could have an adverse affect on our future revenues and ability to become profitable.

The success of our business model is dependent on growth in market acceptance of online products delivered over the Internet as well as continued growth of CD-based course product. If this acceptance does not grow or is otherwise diminished, our revenues will continue to decline and we may never become profitable.

Currently our products can be purchased by customers directly from a college or university or by calling our office and registering by phone. We do not offer on-line course registration due to logistical issues with several institutions and do not anticipate offering on-line course registration in the foreseeable future. The business strategy we implemented near the end of fiscal year 2007 resulted in a shift in our new product marketing and development to products that are delivered via Internet access to our customers.

This transition to an Internet-based business model will not limit our revenue growth. Longer term, our ability to generate revenue growth and to become profitable may depend on significant growth and use of Internet-based products. Market acceptance of software products delivered over the Internet can be negatively affected by factors such as customers’ confidentiality concerns with regard to student information that is stored outside of their controlled computing environments, existing investments in owned courseware, technology infrastructure and related personnel, availability, reliability and security of access to the Internet on housing servers.

If we are unable to substantially increase revenues from products, we will be unable to execute our current business model. As a result, we may need to reevaluate that business model, which may affect our ability to achieve profitability.

The success of our product investment strategy and our ability to remain competitive against companies with access to larger amounts of capital is dependent on our ability to maintain our cost-effective development resources. If we are unable to do so, we would experience significant product delays and increases in product development costs which would adversely affect our strategy, competitive position, revenues and profitability.

100% of our design and development budget was spent on the redesign of our CD-based courses for Internet accessibility and on new course products. We believe the use of these resources provides us greater flexibility, cost savings, and a greater return on our development investments. These resources are also critical to our ability to quickly transition our products to an Internet-based business model, respond quickly to market changes and to compete against companies with access to larger amounts of capital than we have. However, this dependence introduces risks common to development of software. These risks include the ability to maintain sufficient capacity, control costs, and hire, train, and retain qualified resources, as well as risks associated with our limited direct control and physical access to these resources. If our resources available for development are suddenly and adversely affected, it would cause significant product delays and increased development costs, which would have a material negative effect on our competitive position, revenues and profitability.

Our future success is dependent on Internet technology developments and our ability to adapt to these and other technological changes and to meet evolving industry standards.

Our ability to execute our strategy of delivering our products over the Internet and generating the related expected revenues is dependent on the development and maintenance of Internet technology as well as our ability to adapt our solutions to changes in Internet technology.

We may encounter difficulties responding to these and other technological changes that could delay our introduction of products and services. Software industries are characterized by rapid technological change and obsolescence, frequent product introduction, and evolving industry standards. Our future success will, to a significant extent, depend on our ability to enhance our existing products, develop and introduce new products, satisfy an expanded range of customer needs, and achieve market acceptance. We may not have sufficient resources to make the necessary investments to develop and implement the technological advances required to maintain our competitive position.

Misuse or misappropriation of our proprietary rights or inadvertent infringement by us on the rights of others could adversely affect our results of operations.

We regard many of our intellectual property rights as essential to our business. We rely on a combination of the laws of copyrights, trademarks, and trade secrets, as well as license agreements, employment and employment termination agreements, third-party non-disclosure agreements, and other methods to protect our proprietary rights. If we were unsuccessful in our ability to protect these rights, our operating results could be adversely affected.

Although we believe our products and services have been independently developed and that none of our products or services infringes on the rights of others, third parties may assert infringement claims against us in the future. We may be required to modify our products, services or technologies or obtain a license to permit our continued use of those rights. We may not be able to do so in a timely manner or upon reasonable terms and conditions. Failure to do so could harm our business and operating results.

We have a number of technological mechanisms to prevent or inhibit unauthorized copying of our software products and generally require the execution of a written license agreement, which restricts use and copying of our software products. However, if such copying or misuse were to occur to any substantial degree, our operating results could be adversely affected.

If our security measures are breached and unauthorized access is obtained to our web-based products, they may be perceived as not being secure, customers may curtail or stop using these products and we may incur significant legal and financial exposure and liabilities.

The use of our distance learning products involves the storage of certain personal information with regard to the teachers and students using these products. If our security measures are breached and unauthorized access to this information occurs, our reputation will be damaged, our business may suffer and we could incur significant liability. Because the techniques used to attempt unauthorized access to systems such as ours change frequently and generally are not recognized until attempted on a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the security of our system could be harmed and we could lose sales and customers.

Claims relating to content available or accessible from, our web sites may subject us to liabilities and additional expense.

Our distance learning products may incorporate content from, and links to, third-party web sites which are not under our direct control. As a result, we could be subject to claims relating to this content. In addition to exposing us to potential liability, claims of this type could require us to change our web sites in a manner that could be less attractive to our customers and divert our financial and development resources.

Interruptions or delays in service from our third-party Web hosting facilities could impair the delivery of our service and harm our business.

Our products are delivered using standard computer hardware with third-party web hosting facilities. We do not control the operation of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. Despite precautions taken at these facilities, the occurrence of a natural disaster or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with disaster recovery arrangements in place, our service could be interrupted. Interruptions in our service may reduce our revenue, cause disruptions in the issuing of credits, cause customers to withdraw from or drop courses and adversely affect our registration rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

Risks Relating to Our Industry

Our ability to obtain distance learning material is directly dependent on our ability to retain qualified faculty for courses.

Retaining professors to write and teach distance education courses as adjunct faculty is always a challenge. Adjunct positions are secondary positions that professors take on for added income. Changes in income needs, professions, family or health are some of the reasons a professor may withdraw from an adjunct position leaving us with a course that cannot be offered until a qualified replacement faculty is found. Faculty also needs to review and update course content a minimum of every three years. An adjunct faculty may decide it is not worth the compensation he/she is receiving to complete the course update in which case the course must be dropped from the active course list.

Our ability to continue to market distance learning courses at colleges and universities is directly dependent on our ability to maintain relationships with an educational institution.

Colleges and universities change faculty, department chairs, program deans and also restructure and realign departments to better serve their students. When such restructuring occurs new departments or personnel may choose to terminate an agreement to list courses taught by adjunct faculty. University of Pennsylvania, Kutztown Department of Education faculty recently voted, with union approval, to discontinue all education courses not being taught by FTE (full-time employee) or tenured faculty. This faculty decision caused the discontinuation of all of our courses at PU, Kutztown which served the entire State of Pennsylvania.

Our course offerings at colleges and universities are directly impacted by policies established by educational institutions that we have no control over.

College and university administrators must determine how to provide a variety of programs and degrees that meet the needs of their students while also meeting state, regional and national accreditation standards while working within the budget constraints of the institution. One administration may determine a cost effective method to deliver courses is by partnering with third party entities to offer some of the courses and programs requested by students so contracts are developed and signed. A change in administration, unrealized revenue or a negative experience may change the administrative mind set causing third party contracts to be cancelled.

Our ability to continue to market distance learning courses at colleges and universities is directly dependent on our ability to keep our courses Accredited by State Education Departments.

Individual State Departments of Education are constantly seeking ways to insure their teachers are the most highly qualified individuals in hopes that K-12 education student exam scores in their state are higher. To accomplish this goal, committees have been formed by State Departments of Education to oversee, monitor and review their state’s professional development and continuing education policies and procedures. The release of new research on best training and teaching practices may cause a state to change its professional development policies and requirements. New policies could exclude the use of distance courses, third party courses or adjunct taught courses for state re-licensure.

Our ability to continue to market distance learning courses could become obsolete if technological advances allow colleges and universities do develop their own distance learning courses.

As technology advances access becomes more readily available advances can also simplify the development and use of technology. New software applications may be designed which allows less skilled individuals to create high quality distance education courses. As more individuals capable of high quality course development enter the job market more institutions will be able to afford to hire personnel and develop their own distance courses.

We have significant competition from better financed companies, with superior technology and resources.

Our industry is intensely competitive, rapidly evolving, and subject to technological change. We compete primarily against organizations offering educational and training software and services, including comprehensive curriculum software publishers, companies providing single-title retail products, and Internet content and service providers. Some of our competitors have substantially greater financial, technical and marketing resources than us. The demand for e-learning products and services has grown significantly with the advent of on-line educational institutions, improvements in Internet access and reductions in the cost of technology. While this growing demand presents opportunities for us, it also results in the addition or consolidation of competitors. Increased competition in our industry could result in price reductions, reduced operating margins, or loss of market share, which could seriously harm our business, cash flows, and operating results.

Risks Relating to Our Stock

Inadequacy of public market.

There is no public market for the common shares. No common shares may be sold or transferred unless in compliance with the Securities Act of 1933. Applicable securities laws restrict the transfer of common shares and if an exemption is not available to a stockholder wishing to sell, the shares may not be transferred.

Our stock will be considered a "penny stock".

In the event that a public trading market develops for the Company’s shares, such securities may be classified as a "penny stock" depending upon their market price and the manner in which they are traded. The Securities and Exchange Act of 1934 requires additional disclosure relating to the market for "penny stocks." A penny stock is generally defined to be any equity security not listed on NASDAQ or a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions.

Among these exceptions are shares issued by companies that have:

•

net tangible assets of at least $2 million, if the issuer has been in continuous operation for three years;

•

net tangible assets of at least $5 million, if the issuer has been in continuous operation for less than three years; or

•

average annual revenue of at least $6 million for each of the last three years.

The Company does not currently meet the requirements of these exceptions; therefore, the common shares would be deemed penny stocks for purposes of the Exchange Act if and at any time while the Company's common stock trades below $5.00 per share. In such case, trading in the Company's shares would be regulated pursuant to Rules 15-g-1 through 15-g-6 and 15-g-9 of the Exchange Act. Under these rules, brokers or dealers recommending our shares to prospective buyers would be required, unless an exemption is available, to:

•

deliver a lengthy disclosure statement in a form designated by the SEC relating to the penny stock market to any potential buyers, and obtain a written acknowledgement from each buyer that such disclosure statement has been received by the buyer prior to any transaction involving our shares;

•

provide detailed written disclosure to buyers of current price quotations for our shares, and of any sales commissions or other compensation payable to any broker or dealer, or any other related person, involved in the transaction;

•

send monthly statements to buyers disclosing updated price information for any penny stocks held in their accounts, and these monthly statements must include specified information on the limited market for penny stocks.

In addition, if the Company is subject to the penny stock rules, all brokers or dealers involved in a transaction in which our shares are sold to any buyer, other than an established customer or "accredited investor," must make a special written determination that the Company's shares would be a suitable investment for the buyer, and the brokers or dealers must receive the buyer's written agreement to purchase our shares, as well as the buyer's written acknowledgement that the suitability determination made by the broker or dealer accurately reflects the buyer's financial situation, investment experience and investment objectives, prior to completing any transaction in our shares. These Exchange Act rules may limit the ability or willingness of brokers and other market participants to make a market in our shares and may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. The Company also understands that many brokerage firms will discourage their customers from trading in shares falling within the "penny stock" definition due to the added regulatory and disclosure burdens imposed by these Exchange Act rules. The SEC from time to time may propose and implement even more stringent regulatory or disclosure requirements on shares not listed on NASDAQ or on a national securities exchange. The adoption of the proposed changes that may be made in the future could have an adverse effect on the trading market for the Company's shares.

We have no dividend policy.

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings must be retained for use in current operations. Investors must not look to an investment in the Company as a source of cash distributions.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), we will be required, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2009, to include in our annual reports on Form 10-K, our management's report on internal control over financial reporting and the registered public accounting firm's attestation report on our management's assessment of our internal control over financial reporting. We intend to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any "significant deficiencies" or "material weaknesses" within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

ITEM 2.  FINANCIAL INFORMATION

Selected Financial Information

Our fiscal year is from January 1 to December 31.

The selected financial data in Table No. 1 for Fiscal years ended December 31, 2006 and 2007 was derived from the financial statements of the Company which were audited by DeCoria, Maichel, & Teague, P.S., Independent Registered Certified Public Accountants.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, “Management's Discussion and Analysis of Financial Condition and Results of Operations.”

Table No. 1

For the years ended:	2007	2006

Revenues	$852,810	$676,425
Operating expenses:
Sales and marketing	169,401	89,972
General and administrative	564,496	483,617
Cost of services	53,569	35,483
Loss on asset disposal	1,875	--

Income before income taxes	63,469	67,353
Income tax expense	10,404	12,483
Net income	$53,065	$54,870
Basic earnings per share	$0.01	$0.01

At December 31:	2007	2006
Cash	$91,687	$64,762
Accounts receivable, net	94,484	121,121
Total assets	$222,855	$221,906

Total liabilities	$23,037	$16,437
Stockholders’ equity	$199,818	$205,469

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial information should be read in conjunction with our financial statements and the notes thereto included elsewhere in this Registration Statement, including our audited financial statements for the year ended December 31, 2007, and our unaudited financial statements for the six months ended June 30, 2008.

Any discussion relating to the years ended December 31, 2004, and 2005 relates to unaudited financial information prepared by Management.

Overview

Currently, substantially all of our revenues are derived from the direct sale of our courses. Our cash flow and financial condition is dependent on annual course sales. We sold 6,218 courses in 2004, 6,638 in 2005, 7,148 courses in 2006 and 9,022 courses in 2007. In the first six months of 2008, we sold approximately 6,372 courses and expect to eclipse 10,000 course sales for the 2008. We can estimate that our market share of the education course registrations and sales market is less than 1% nationally.

Segmented information

We were incorporated in the State of Nevada in 1998 with our principal corporate offices in Spokane, Washington.  Sales revenue is derived from the sale of course software to individuals registered for a VESi course. The course fee is a fixed fee. Our customer accounts are mainly either direct sales accounts or invoice accounts.

For the year ended December 31, 2007 total revenue was $852,810. For the six months ended June 30, 2008 revenue was $602,940.

Results of Operations

Year ended December 31, 2007 compared year ended to December 31, 2006

Revenue

Sales revenue is mainly derived from the sale of course materials that we develop, duplicate and distribute. Total revenue was $676,425 in 2006, compared to $852,810 in 2007 an increase of $176,385 or 26.1%. Total revenue for the first six months of 2008 was $602,940 which is a 20% increase over 2007 sales for the same time period.

The following tables summarize certain key information to aid in the understanding of our discussion and analysis of revenues:

Sales Order Information

	2007	2006
Direct Sales	27%	24%
Invoice Sales	73%	76%

Direct sales are defined as students who call us to register and pay a course fee. Invoice sales are defined as universities/colleges that take the registration and payment information from the student, send us the order information and we invoice the university/college at the end of the academic term.

Income before Taxes

Our business expenses are primarily attributed to employee salaries, benefits, and the monthly hard costs. The cost of duplication, packaging and shipping of the course materials is less than 5% and this cost will be significantly reduced in 2009 when it is projected that the majority of course sales will be Internet courses which will eliminate duplication, packaging and shipping costs.

Our earnings before income tax was 10% for the year ended December 31, 2006 and 7% for the year ended December 31, 2007. The decrease in gross profit was due to an increased budget for marketing in 2007. We anticipate that income will increase in 2008 as a result of increased sales, a stable marketing budget and minimal increases in operating expenses.

Expenses

Our operating expenses increased from $609,072 for the year ended December 31, 2006 to $789,341 for the year ended December 31, 2007. This increase was due to marketing and promotions budget increase from $89,972 for the year ended December 31, 2006 to $169,401 for the year ended December 31, 2007 which is an increase of 83.3%.

Bad Debts

We had no bad debts written off for the period ended June 30, 2008. Since 1998, our total bad debts have been $150.

Royalties to Instructors

Instructors who prepare and present the computer-based training courses for home study are paid a royalty for their work based on the number of courses sold. During the years ended December 31, 2007 and 2006, we paid $22,175 and $16,804 in royalties, respectively, included as cost of services in the statement of operations. Royalties not paid by year-end are accrued and included in current liabilities.

Leases

In March of 2006, the Company renewed its office lease with DS Investments for 36 months beginning April 1, 2006 and ending March 31, 2009. Rent expense over the life of the lease is $1,561 per month for the first twelve months, $1,607 per month for the second twelve months and $1,656 per month for the last twelve months.

Line of Credit

The Company has an operating line of credit with Washington Trust Bank for $100,000. Interest is calculated at Washington Trust Bank’s index rate plus one percent and interest payments are due monthly. The line of credit is personally guaranteed by executives Mick Jackson, Patrick Chung, and Roberta Jackson. At December 31, 2007 and 2006, no borrowings were outstanding on the line.

Stock Repurchase

On August 20, 2007, the board of directors resolved to purchase 200,000 shares of the Company’s issued and outstanding common stock from existing shareholders for $0.50 per share. The offer excluded officers, directors and employees of the Company. During 2007, the Company repurchased 203,750 shares of its common stock for $101,875. Upon repurchase, the shares were cancelled.

Marketing & Promotions

We incurred $169,401 and $89,972 in expenses for market research and advertising related to the promotion of our courses for the years ended December 31, 2007 and 2006, respectively. The increase was mainly due to an increase in Internet promotions and web search engine fees.

General and Administrative

We incurred $564,496 and $483,617 in general office and administrative cost, which included employee salaries and bonuses, for the years ended December 31, 2007 and 2006, respectively. The increase was mainly due to employee salary increases.

Cost of Services

We incurred $53,569 and $35,483 in expenses for the years ended December 31, 2007 and 2006, respectively, which consisted mainly of royalty payments to course faculty for teaching/overseeing each of the distance learning courses offered by the company. The increase was primarily due to larger instructor royalty payments incurred from increased course sales and increased royalty percentage payments for specific courses.

Six months ended June 30, 2008 compared to June 30, 2007

Revenue

Sales revenue is mainly derived from the sale of course materials that we develop, duplicate and distribute. Total revenue was $602,940 for the six month period ended June 30, 2008 compared to the $496,300 for the six month period ended June 30, 2007. The increase is a result of planned expansion of marketing and promotions expenses and a stronger Internet marketing and promotional presence over previous years. Current projections indicate we will exceed the $1,000,000 mark in sales for the year ending December 31, 2008.

We continued our marketing focus with a higher emphasis placed on e-commerce and Internet marketing and promotions. Direct marketing and hard copy promotions were more select and focused market segment with states.

Income before Income Taxes

Our income before taxes was approximately 12% of sales for the six month period ended June 30, 2008. The 2% increase was a result of stable marketing and promotional expenses, no stock repurchase, minimal employee salary and benefits increases and an approximately 21% increase in sales. We expect to significantly reduce duplication, packaging and shipping costs associated with course materials in 2009 when it is projected that the majority of our course sales will be Internet based.

Expenses

Our operating expenses were $530,376 and $401,299 for the six month periods ended June 30, 2008 and 2007, respectively.  The increase is due to an increased spending on course marketing and promotions and an increase in the Internet marketing and promotional budget over previous years.

The majority of the marketing and promotions budget has already been spent. Summer royalty payments will be made to instructors for approximately $20,000. General and administrative costs are predicted to remain relatively stable through the end of 2008.

Royalties to Instructors

Instructors who prepare and present the computer-based training courses for home study are paid a royalty for their work based on the number of courses sold. During the period ended June 30, 2008, the company incurred $30,450 in royalties included as cost of services in the statement of operations. Royalties not paid by year-end are accrued and included in current liabilities.

Accounting and Audit Expenses

We incurred $23,000 in audit expenses for the review and completion of our audit for the six month period ended June 30, 2008 as compared to $0 in audit expenses for the same time period in 2007.

Additional expenses estimated between $100,000 and $125,000 will also be incurred as we complete our transition to the filing requirements under the Securities Exchange Act of 1934. These are anticipated expenses that have not been figured into capital resources and liquidity, but will affect cash flow and liquidity.

Marketing & Promotions

We incurred $151,514 and $132,561 in expenses for market research and advertising related to the promotion of our courses for the six month periods ended June 30, 2008 and 2007.  The increase is due to an increase in the number of print promotional materials sent to targeted states and regions plus expansion of Internet marketing and promotional efforts

General and Administrative

The company incurred $340,483 and $245,307 in general office and administrative costs, which included employee salaries and bonuses, for the six month periods ended June 30, 2008 and 2007, respectively. The increase is due to a general increase in the cost of doing business and an increase in employee costs.

Cost of Services

We incurred $36,482 and $21,556 in cost of services expense for the six month periods ended June 30, 2008 and 2007, respectively, with the main expense being royalty payments to course faculty for teaching/overseeing each of the distance learning courses offered by us.  The increase is due to increased royalty payments to faculty for the increased sale of courses.

Liquidity and Capital Resources

As of June 30, 2008, we had working capital of $241,636 generated from cash with no cash equivalent. $169,664 of the working capital from 2008 has been spent on marketing and advertising, but this budget will be $24,000 for the remainder of the year. We anticipate a positive cash flow for the year ending December 31, 2008. If the current sales increase average of 24% per month continues through the end of the year, we expect to generate another $440,325 in sales. Based on current and expected working capital as well as a less than projected marketing and promotions budget we believe that our working capital should be adequate to cover expenses for the next twelve months.

We have a standby line of credit of $100,000. This line of credit is only accessed when we must cover some spring expenses while waiting for late spring invoice payments to arrive. This line of credit is not used for marketing and promotions, investment or as growth capital.

Additional capital from investment or financing will only be necessary if the board of directors votes to seek investment or financing to purchase a group of small educational software companies to expand our product line and add revenue and growth. Currently 100% of company growth is organic from product sales.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements.

Critical Accounting Policies

Our financial statements are in conformity with generally accepted accounting principles that require management to select accounting policies which are applicable to the company and make significant accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the results of operation.

Estimates are based upon historical financial records and other assumptions that are believed to be reasonable under the circumstances. Estimates and assumptions require significant subjective judgment by Management; therefore, actual results may differ from these estimates under different assumptions.

Management has discussed the application of these critical accounting estimates with the board of directors that stands in place of an audit committee. This review will be conducted annually. A summary of the Company’s significant accounting policies, including the critical accounting policies discussed below, is set out in the notes to the financial statements.

Revenue Recognition

We recognize revenue under a certain criteria where persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured or payment confirmation is received from customers. Revenues received in advance of these criteria are deferred until future periods. Sales revenue is mainly derived from the sale of course materials, content or access. The payment term is usually within 45 days of the end of each school (college or university) term or direct payment is made to the company for individual course purchases.

Our customers are primarily K-12 teachers or both public and private colleges and universities therefore the credit risk is not significant. For the year ended December 31, 2007, we wrote off bad debts of $0. We have written off less than $500 in bad debt since our incorporation in 1998 (unaudited). Management believes the receivables on the books are collectable based on the customers’ credit history. If those assumptions are not met for certain future transactions, revenue recognized for future periods could be affected.

Stock-Based Compensation

Effective June 30, 2008, we adopted, on a prospective basis, a policy that all stock-based compensation granted to employees, non-employees, officers, and directors is now expensed at their fair value. This new policy has been applied to 1,633,000 director and employee shares for the year ended December 31, 2007.  As permitted by GAAP stock based compensation or options granted and vested prior to January 1, 2007 have not been expensed at fair value.

Allowance for Doubtful Accounts

We have no plans to include a percentage-based allowance for doubtful accounts nor are there plans to initiate policies and procedures for bad debt collection. Given the insignificant bad debt actually realized by us over the past ten years, together with the good credit and good payment history of our customers, Management does not believe such policies and procedures are necessary.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Early adoption is permitted. We do not expect the adoption of SFAS No. 159 to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS No. 141R”). SFAS No. 141R establishes revised principles and requirements for how to recognize and measure assets and liabilities acquired in business combinations. SFAS No. 141R is effective for business combinations completed on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 141R to have a material effect on the Company’s financial statements.

In December 2007, FASB issued SFAS No. 160 “Non Controlling Interests in financial statements - an amendment of ARB No. 51,” which is effective for fiscal years and interim periods within those years beginning on or after December 15, 2008. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for the non controlling ownership interest in a subsidiary and for the deconsolidation of a subsidiary. The Company does not expect the adoption of SFAS 160 to have a material effect on the Company’s financial statements.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 requires disclosures of the fair value of derivative instruments and their gains and losses in a tabular format, provides for enhanced disclosure of an entity’s liquidity by requiring disclosure of derivative features that are credit-risk related, and requires cross-referencing within footnotes to enable financial statement users to locate information about derivative instruments. This statement is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 161 to have a material effect on the Company’s financial statements.

ITEM 3.  PROPERTIES

We lease all of our facilities, including our corporate headquarters in Spokane, Washington. Our leased facilities are adequate to meet our current and expected business requirements.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are a Nevada corporation and 99.71% of the shares are owned by United States residents. We are not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of June 30, 2008 all persons we are aware of as being the beneficial owner of more than five percent (5%) of our common stock.

Table No. 2

5% Shareholders
Title of Class	Name of Beneficial Owner[4]	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mick R. Jackson[1] [3]	2,100,000	24.78
Common	Roberta F. Jackson [1]	2,000,000	23.60
Common	Andrew G. Jackson [3]	1,250,000	14.75
Common	Patrick V. Chung	1,302,000	15.36
Common	Ike Liao	550,000	6.49
Common	Roger Williamson	500,000	5.90
TOTAL		7,702,000	90.88% [2] [3] [4]

[1]

Mick R. Jackson and Roberta Jackson are husband and wife.

[2]

Based on 8,475,308 shares outstanding as of June 30, 2008.

[3]

Andrew G. Jackson and Mick R. Jackson are brothers. Mick Jackson disclaims beneficial ownership of the securities of Andrew Jackson, and the filing of this Form 10 shall not be construed as an admission that Mick Jackson is, for purposes of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of Andrew G. Jackson. Andrew G. Jackson similarly disclaims beneficial ownership of the securities of Mick R. Jackson.

[4]

“Beneficial ownership” generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2008 are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. Restricted stock is included in the beneficial ownership amounts even though it may not be transferred. All of these shares are restricted pursuant to Rule 144.

Table No. 3 lists as of June 30, 2008 all Directors and Executive Officers who beneficially own our voting securities and the amount of our voting securities owned by the Directors and Executive Officers as a group.

Table No. 3

Shareholdings of Directors and Executive Officers
Title of Class	Name of Beneficial Owner[4]	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Mick R. Jackson [1]	2,100,000	24.78
Common	Roberta F. Jackson [1]	2,000,000	23.60
Common	Keith W. Bonertz	300,000	3.54
Common	Patrick V. Chung	1,302,000	15.36
TOTAL		5,702,000	67.28% [2] [3]

.

[1]

Mick R. Jackson and Roberta Jackson are husband and wife.

[2]

Based on 8,475,308 shares outstanding as of June 30, 2008.

[3]

“Beneficial ownership” generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Restricted stock is included in the beneficial ownership amounts even though it may not be transferred. All of these shares are restricted pursuant to Rule 144.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Table No. 4 lists as of June 30, 2008 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders’ Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.

Table No.4

Name	Age	Date First Elected or Appointed
Mick R. Jackson	51	October 25, 1998
Keith W. Bonertz	53	October 25, 1998
Patrick V. Chung	48	October 19, 2005

The following table lists, as of June 30, 2008, the names of the Executive Officers of the Company. Executive Officers are appointed by, and serve at the discretion of, the Board of Directors. All Executive Officers are residents/citizens of the United States.

Information with respect to our Executive Officers as of June 30, 2008 is as follows:

Name	Age	Corporate Position
Mick R. Jackson	51	President and Chief Executive Officer
Roberta F. Jackson	49	Vice President of Operations and Executive Secretary
Patrick V. Chung	48	Vice President of Design & Development and Executive Secretary
Keith W. Bonertz	53	Executive Vice-President

Business Experience

Mick R. Jackson. Mr. Jackson is the President and Chief Executive Office of the Company. From 1986 through 1993, he served as a Behavior Intervention Specialist with Providence Medical Center which is located in Portland Oregon. From 1993 through 1994, Mr. Jackson served as an Educational Specialist with the Deer Park School District. From 1994 and until 1998, he served as a lead teacher for middle school through senior high school in the School District #81, Spokane, Washington. He acted as Vice-President of the Company on a part-time basis from 1992 to 1998. Subsequently from 1998 to the present he has acted as President and Chief Executive Officer, as well as being involved in sales, marketing, promotions and business development for the Company. From 1995 to the present, he has been an adjunct faculty member of the special education and/or continuing education departments at Portland State University, Southern Utah University, Seattle Pacific University, and Boise State University. In 1983, Mr. Jackson received a Bachelor of Arts in Education from Eastern Washington University, Spokane, Washington. In 1992, he received a Masters of Science in Education from Portland State University. Mr. Jackson resides in Spokane, Washington, and spends 100% of his working time on operations of the Company.

Roberta F. Jackson. Ms. Jackson is the Vice-President of Operations and the Executive Treasurer of the Company. From 1986 to 1989, she was employed as payoff administrator for Paccom Leasing Corporation. From 1989 through 1994, she operated a licensed business. From 1994 to 1996, she was employed with Jackson Swimming, as a marketer, scheduler, and coordinator. During 1997 and a portion of 1998, she served as bookkeeper for Birchcrest Homes, Inc., located in Spokane, Washington. Subsequently, in September 1997, to the present she has been employed with the Company. Ms. Jackson resides in Spokane, Washington, and spends 100% of her working time on operations of the Company. She is the spouse of Mick R. Jackson.

Patrick V. Chung. Mr. Chung is Vice-President of Design and Development of the Company, Executive Secretary and serves on the Board of Director for the Company. From 1996 to 2005, Mr. Chung was employed initially as a Senior Software Engineer and then Senior Project Manager for Lease Dimension, located in Portland, Oregon. From 2003 to the present, he has been employed with the Company. He received a Bachelor of Science degree from Western Washington University in 1985. Mr. Chung resides in Portland, Oregon, and spends 100% of his working time on operations of the Company.

Keith W. Bonertz. Mr. Bonertz is Executive Vice-President and serves on the Board of Director for the Company. From 1989 to the present, Mr. Bonertz has acted as President and Chief Executive Officer of VENT, Inc., located in Boise, Idaho. From 1993 to the present he has been employed as President and Chief Executive Officer for Division 9 Finishes, located in Spokane, Washington. He received a Bachelor of Science from Mount Marty College, Yankton, South Dakota, in 1979. Mr. Bonertz resides in Spokane, Washington, and spends 5% of his working time on operations of the Company.

Except as set forth below, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

Mick R. Jackson and Roberta F. Jackson are husband and wife. Other than the forgoing, there are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

Mick Jackson and Roberta Jackson are husband and wife. Mick Jackson and Andrew Jackson are biological siblings. Andrew Jackson does not hold a Director, Executive or employment position with the company. Mick Jackson is the President and Chief Executive Officer of the company. Roberta Jackson is the Vice President of Operations and Executive Secretary for the company.

Committees

We do not have an audit committee, compensation committee, or nominating committee.

Code of Ethics

We have not adopted a code of business conduct and ethics.

Director Compensation

Directors who are employees of the Company receive no compensation for service on the Board. All travel and business expenses relating to meeting attendance by directors or to conduct business on behalf of the Company are reimbursed. As of December 31, 2007, total reimbursed expenses were $0.

The number of outstanding stock awards and option awards held by each Director at December 31, 2007 are set forth in the chart below:

	Outstanding	Outstanding
	Stock	Option
	Awards	Awards
Director Name	at 6/30/08	at 6/30/08
Mick R. Jackson	2,100,000	0
Robbie F. Jackson	2,000,000	0
Patrick V. Chung	1,302,000	0
Keith W. Bonertz	300,000	0

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides summary information related to compensation paid to, or accrued by the Company on behalf of, (i) the Company’s Chief Executive Officer, (ii) the Company’s Chief Financial Officer, (iii) 2 former executive officers and (iv) the three other most highly compensated executive officers of the Company (collectively the “named executive officers”).

Name & Principal Position		Stock	All Other
At 12/31/2007	Year	Salary	Bonus	Award	Compensation	Total

Mick R. Jackson	2007	$72,000	$2,000	$19604	$1,623.94	$95,227.94
President and
Chief Executive Officer

Roberta F. Jackson	2007	$60,000	$2,000	$16,328	$1,352.56	$79,680.56
Vice-President of Operation &
Executive Treasurer

Patrick V. Chung	2007	$40,000	$2,000	$5,720	$473.83	$48,193.83
Vice-President of Design & Development & Executive Secretary

GRANTS OF PLAN-BASED AWARDS IN 2007

There were no grants of plan based awards in 2007.

OUTSTANDING EQUITY AWARDS AT 2007 YEAR-END

There were no outstanding equity awards at the 2007 year-end.

OPTION EXERCISES AND STOCK VESTED

There were no option exercises during the year ended December 31, 2007. Stock vested during 2007 was as follows:

	Stock Awards
	Number of Shares
	Acquired on	Value Realized on
Name	Vesting (#)	Vesting ($)
Mick R. Jackson	0	0
Roberta F. Jackson	0	0
Patrick V. Chung	0	0
Keith W. Bonertz	0	0

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During 2007, the Company was not involved in any transactions in which any of the executive officers, non-employee directors, director nominees, greater than five percent stockholders or any immediate family members of each of the above persons had a material direct or indirect interest or has been indebted to the Company.

There were no promoters engaged in the two private placements during the fiscal year ended December 31, 2007.

There are no non-employee members of the Board of Directors who have been affirmatively determined by the Board to be independent, as defined in the FINRA Marketplace Rule 4200.

ITEM 8.  LEGAL PROCEEDINGS

From time to time we may become involved in litigation arising out of operations in the normal course of business. As of June 30, 2008, other than litigation in Nevada, we were not party to any pending legal proceedings the outcome of which could reasonably be expected to have a material unfavorable or favorable effect on our operating results, financial position or cash flows. On December 11, 2002, we filed suit against the Clark County School District, in Las Vegas, Nevada (Case No. A460666). Our complaint alleged defamatory conduct. Trial was held and a jury found in favor of the Company on March 14, 2007. On August 24, 2007, a final judgment was entered against the Clark County School District and in favor of the Company in the amount of $340,622. Clark County School District has not submitted payment and has appealed the judgment to the Nevada Supreme Court. Management believes the favorable jury verdict will be upheld on appeal.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock does not trade on any exchange or any Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933. Columbia Stock Transfer Company (located in Post Falls, Idaho) is the registrar and transfer agent for the common stock.

Holders

On June 30, 2008, shareholders' list for the Company's common shares showed 66 registered shareholders and 8,475,308 shares of common stock outstanding.

Dividends

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

Repurchases

We did redeem 203,750 shares of our common stock during fiscal year 2007. On June 28, 2007, our Board of Directors approved a stock repurchase plan, which authorized us to repurchase up to 200,000 shares of our common stock, at a price of

$0.50 per share, with a maximum of 20,000 shares per individual shareholder. We repurchased 203,750 shares of common stock for $101,875. The offer to repurchase expired on August 17, 2007.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

The Registrant has engaged in the following sale of securities within the past three years that were not registered under the Securities Act of 1933:

During fiscal year, 2006, we issued 253,000 shares of common stock to our officers and directors as compensation. During fiscal year, 2007, we issued 1,633,000 shares of common stock to our officers and directors as compensation and 4,910 shares were issued for services rendered on behalf of the Company. The shares of common stock in the foregoing offering were offered pursuant to an exemption to registration provided under Section 4(2) of the Securities Act of 1933, as amended and under the exemption to registration under Washington Administrative Code Section 460-44A-501(d), and Revised Code of Washington, section 21.20.320 (1). The facts relied upon by us to make the exemptions available include the following: (i) all offers and sales were to our officers and directors ; (ii) no general solicitation or advertising was conducted by us in connection with the offering of any of the shares; (iii) Appropriate restrictive legends were placed on the certificates; and, (v) We have not been since our inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

The Company did engage in the reacquisition of 203,750 common shares during fiscal year 2007, at a price of $0.50 per share, with a maximum of 20,000 per individual shareholder. The offer to repurchase expired on August 17, 2007. The total amount expended on the reacquisition was $101,875.

The common shares in the foregoing offering were offered pursuant to an exemption to registration provided under Section 4(6) and Section 3(b), of the Securities Act of 1933, as amended and under the exemption to registration under R.C.W. 21.20.320(11) and applicable state “blue sky” laws. The facts relied upon by us to make the exemptions available include the following: (i) all offers and sales were solely to existing shareholders; (ii) no general solicitation or advertising was conducted by us in connection with the offering of any of the shares; (iii)  We have not been since our inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

We have not engaged in the offer and sale of securities from June 30, 2004 through the present date.

ITEM 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of Securities

Our authorized capital is 10,000,000 shares of common stock with $0.002 par value, of which 8,475,308 was issued and outstanding at June 30, 2008, the end of the most recent fiscal quarter.

Common Stock

All common shares are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders is not liable for corporate debts. Each holder of a common share of record has one vote for each share of stock outstanding in his name on our books and is entitled to vote said stock. Cumulative voting is not allowed in the election of Directors of the Company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote.

Common shares are issued for such consideration as fixed from time to time by the Board of Directors. In the absence of fraud, the judgment of the directors as to the value of any property or services received in full or partial payment for shares is conclusive. When shares are issued upon payment of the consideration fixed by the Board of Directors, such shares are deemed fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, stockholders have no preemptive right to purchase, subscribe for or otherwise acquire shares of our stock, rights, warrants or options to purchase stocks or securities of any kind convertible into stock.

Voting

Each share of common stock currently outstanding is entitled to one vote. Under Nevada law, and our Bylaws, an amendment to the certificate of incorporation requires (1) the approval and recommendation of the Board of Directors, (2) the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, or (3) if there is voting by class or series, the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Further, under Nevada law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage.

Dividends

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Liquidation

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the Company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any.

Transfer Agent

Our independent stock transfer agent is Columbia Stock Transfer, located at Suite 202, 601 East Seltice Way, Post Falls, Idaho, 83854.

Debt Securities to be Registered. Not applicable.

American Depository Receipts. Not applicable.

Other Securities to be Registered. Not applicable.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s By-Laws address indemnification under Article VII.

Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their Articles of Incorporation or Bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

The Company’s Articles of Incorporation provide that a director or officer is not personally liable to the Company or its shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statutes, §78.300. In addition, Nevada Revised Statutes §78.751 and Article VII of the Company’s Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and notes thereto as required under Item 13 are set forth under Item 15. The information required by Item 13 is set forth under the Item 7, e.g. “Certain Relationships and Related Transactions” and “Other Compensation Arrangements” and is incorporated herein.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have no disagreements with our accountants on any matter of accounting principles, practices or financial statement disclosure. We had no changes in our accountants. There has been no declination to stand for re-election, or dismissal or resignation of our accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

The financial statements and notes thereto as required under Item 15 are attached hereto and found immediately following the text of this Registration Statement. The audit report of DeCoria, Maichel, & Teague, P.S., Independent Registered Certified Public Accountants, for the audited financial statements for the years ended December 31, 2007 and 2006, and notes thereto is included herein. Additionally, the unaudited financial statements for the period ended June 30, 2008 are included.

A.  Financial Statements

Audited Financial Statements: Fiscal 2007

Auditor's Report, dated June 27, 2008

Interim Financial Statements for the period ended June 30, 2008

B.  Index to Exhibits

Exhibit	Description
3.1	Articles of Incorporation
3.2	Bylaws
4.	Instruments defining the rights of security holders, including indentures
4.1	Form of Common Stock Certificate
10	Material Contracts
10.1	Lease for Spokane, Washington Office
12	Statements re: Computation of Ratios
21	Subsidiaries of the Registrant
24	Power of Attorney

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Virtual Education Software, Inc.:

We have audited the accompanying balance sheets of Virtual Education Software, Inc. ("the Company") as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virtual Education Software, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

June 27, 2008

Spokane, Washington

VIRTUAL EDUCATION SOFTWARE, INC.
Balance Sheets
December 31, 2007 and 2006

	2007	2006
ASSETS

Current Assets
Cash	$ 91,687	$ 64,762
Accounts receivable	94,484	121,121
Prepaid expenses	7,007	3,217
Deferred tax asset	10,574	9,016
Total Current Assets	203,752	198,116

Property and Equipment, net	19,103	13,216

Deferred tax asset	-	10,574

TOTAL ASSETS	$ 222,855	$ 221,906

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$ 18,781	$ 9,815
Accrued liabilities	2,375	6,129
Total Current Liabilities	21,156	15,944

Deferred tax liability	1,881	493
Total Liabilities	23,037	16,437

Commitments and Contingencies (See Note 7)

Stockholders' Equity
Common stock, $0.002 par value; 10,000,000 shares authorized;
8,475,308 and 7,041,148 shares issued and outstanding	16,950	14,082
Additional paid-in capital	227,850	289,434
Accumulated deficit	(44,982)	(98,047)
Total Stockholders' Equity	199,818	205,469

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 222,855	$ 221,906

The accompanying notes are an integral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.
Statements of Operations
Years ended December 31, 2007 and 2006

	2007	2006
REVENUES
Sales	$ 852,810	$ 676,425

OPERATING EXPENSES
Cost of services	53,569	35,483
General and administrative	564,496	483,617
Selling and marketing	169,401	89,972
Loss on asset disposal	1,875	-
Total Operating Expenses	789,341	609,072

INCOME BEFORE INCOME TAXES	63,469	67,353

INCOME TAX PROVISION	(10,404)	(12,483)

NET INCOME	$ 53,065	$ 54,870

EARNINGS PER SHARE - BASIC
Net income per share - basic	$ 0.01	$ 0.01

Weighted average common shares outstanding - basic	7,025,504	6,791,314

The accompanying notes are an integral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.
Statement of Changes in Stockholders' Equity
Years ended December 31, 2007 and 2006

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balances, December 31, 2005	6,788,148	$ 13,576	$ 284,466	$ (152,917)	$ 145,125

Stock subscriptions paid	-	-	414	-	414
Stock issued for compensation	253,000	506	4,554	-	5,060
Net income	-	-	-	54,870	54,870
Balances, December 31, 2006	7,041,148	14,082	289,434	(98,047)	205,469

Stock subscription receivable	-	-	(2,702)	-	(2,702)
Stock issued for compensation	1,633,000	3,266	42,448	-	45,714
Stock issued for services	4,910	10	137	-	147
Shares repurchased and retired	(203,750)	(408)	(101,467)	-	(101,875)
Net income	-	-	-	53,065	53,065
Balances, December 31, 2007	8,475,308	$ 16,950	$ 227,850	$ (44,982)	$ 199,818

The accompanying notes are an integral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.
Statements of Cash Flows
Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 53,065	$ 54,870

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	6,693	8,178
Deferred income tax provision	10,404	12,483
Loss on asset disposal	1,875	-
Stock-based compensation	42,448	4,554
Common stock issued for services	147	-
Decrease (increase) in accounts receivable	26,637	(51,540)
Decrease (increase) in prepaid expenses	(3,790)	645
Increase in accounts payable	8,966	4,333
Decrease in accrued liabilities	(3,754)	(1,413)
Total adjustments	89,626	(22,760)
Net cash provided by operating activities	142,691	32,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(14,555)	(3,455)
Proceeds from asset disposal	100	-
Net cash used by investing activities	(14,455)	(3,455)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock subscriptions	564	920
Shares repurchased and retired	(101,875)	-
Net cash provided (used) by financing activities	(101,311)	920

Net increase in cash	26,925	29,575

CASH, beginning of year	64,762	35,187

CASH, end of year	$ 91,687	$ 64,762

Supplemental disclosures:
Interest paid in cash	$ -	$ 420
Income taxes paid in cash	$ 3,000	$ -

The accompanying notes are an integral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Virtual Education Software, Inc., a Nevada Corporation (“the Company” or “VESI”), was incorporated on October 19, 1998, for the purpose of developing and marketing computer-based training courses, primarily for home study.  Customers are principally located in California and the Pacific Northwest.  Customers include schools, educational institutions and educators.  The Company’s principal business address, records, office and registered office are located in Veradale, Washington.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of VESI is presented to assist in understanding the Company’s financial statements.  The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity.  These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method and Year End

The Company’s financial statements are prepared using the accrual method of accounting.  The Company’s year end is December 31.

Cash

Cash consists of demand deposits, including interest-bearing savings accounts.  For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount.  The Company regularly reviews its accounts receivable for collectability and charges bad debts to expense when accounts are determined to be uncollectible.  As the Company has experienced no bad debts since its existence, no allowance for bad debts was recorded in the financial statements as of December 31, 2007 and 2006.

Property and Equipment

Property and equipment are stated at cost.  Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.  Expenditures for maintenance, repairs and minor renewals are charged against operations when incurred.

Revenue Recognition

Sales of computer-based training courses are recognized as revenue when the courses are shipped.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts and affect the amounts reported in the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements

Advertising and Promotions Costs

All advertising and promotions costs are expensed when incurred.

Provision for Income Taxes

Deferred taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences.  The deferred taxes relate primarily to differences resulting from accelerated accounting methods which recognize depreciation earlier than depreciation is recognized for financial statement purposes.  As a result, the basis of property and equipment for financial reporting purposes exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation.  Deferred tax assets are recognized for future benefits of net operating losses being carried forward.  As required under SFAS No. 109, “Accounting for Income Taxes,” expected future tax consequences are measured based on provisions of tax law as currently enacted; the effects of future changes in tax laws are not anticipated.  Future tax law changes, such as a change in a corporate tax rate, could have a material impact on our financial condition or results of operations.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.  Diluted earnings per share is computed by increasing the weighted-average number of common shares outstanding by the additional common shares that would have been outstanding if the potentially dilutive shares had been issued.  The Company has no potentially dilutive shares and accordingly no diluted earnings per share exists as of December 31, 2007 and 2006.

Stock-Based Compensation

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment,” (“SFAS 123(R)”), at the beginning of fiscal year 2006, which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument on the grant-date fair value of the award. The Company has chosen to use the modified prospective transition method under SFAS 123(R). The Company’s financial statements for the year ended December 31, 2006 reflect the impact of this adoption.  Prior to January 1, 2006, the Company accounted for the share-based payment in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.”

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements.  SFAS No. 157 is effective for the fiscal years beginning after November 15, 2007.  The Company will adopt the standard as of January 1, 2008.  The Company does not expect the adoption of SFAS No. 157 to have a material effect on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS No. 159”).  SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.   Early adoption is permitted.  We do not expect the adoption of SFAS No. 159 to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” (“SFAS No. 141R”).  SFAS No. 141R establishes revised principles and requirements for how to recognize and measure assets and liabilities acquired in business combinations.  SFAS No. 141R is effective for business combinations completed on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company does not expect the adoption of SFAS No. 141R to have a material effect on the Company’s financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2007 and 2006:

	2007	2006

Computers and software	$2,676	$5,029
Equipment	46,334	42,884
	49,010	47,913
Less accumulated depreciation	(29,907)	(34,697)
Net property and equipment	$19,103	$13,216

NOTE 4 – INCOME TAXES

The provision for income taxes consisted of the following at December 31, 2007 and 2006:

	2007	2006
Current:
Federal	$-	$-
State	-	-
Deferred	10,404	12,483
Total provision for income taxes	$10,404	$12,483

At December 31, 2007 and 2006, the Company has a deferred tax asset calculated at an expected rate of 34%, principally arising from net operating loss carryforwards for income tax purposes. Management of the Company has determined that it is more likely than not that the Company will realize the benefit of the deferred tax asset, thus no valuation allowance has been recorded at December 31, 2007 and 2006.

Components of the deferred tax assets and liabilities are as follows:

2006
	Assets	Liabilities	Total
Depreciation	$ -	$ (493)	$ (493)
Net operating loss	19,590	-	19,590
Total deferred tax assets (liability)	$ 19,590	$ (493)	$ 19,097

2007
	Assets	Liabilities	Total
Depreciation	$ -	$ (1,881)	$ (1,881)
Net operating loss	10,574	-	10,574
Total deferred tax asset (liability)	$ 10,574	$ (1,881)	$ 8,693

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions and in the assessment of the recoverability of future tax assets.

At December 31, 2007, the Company has a net operating loss carryforward of approximately $31,100 which will expire in the years December 31, 2023 and December 31, 2024.

The income tax provision differs from that computed using the federal statutory rate applied to income before income taxes as follows:

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements

	2007		2006
	Amount	%	Amount	%
Provision at the federal statutory rate	$ 20,544	35.0%	$ 23,574	35.0%
Permanent difference	1,021	1.7%	903	1.2%
Effect of graduated rates	(11,161)	-19.0%	(11,994)	-17.8%
Total income tax provision	$ 10,404	17.7%	$ 12,483	18.5%

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 (“FIN No. 48”) “Accounting for Uncertainty in Income Taxes,” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109 “Accounting for Income Taxes,” prescribing a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. In the course of our assessment, we have determined that we are subject to examination of our income tax filings in the United States for the 2003 through 2006 tax years. In the event that the Company is assessed penalties and or interest; penalties will be charged to other operating expense and interest will be charged to interest expense.

The Company adopted FIN No. 48 using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2007. There was no impact on the financial statements as of and for the year ended December 31, 2007 as a result of the adoption of FIN No. 48. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of FIN No. 48.

NOTE 5 – STOCKHOLDERS’ EQUITY

Stock-Based Compensation

During the years ended December 31, 2007 and 2006, the Company sold 1,633,000 and 253,000 shares of its common stock to employees and directors for $3,266 and $506, respectively.  The per share sales price was the par value of the Company’s common stock or $0.002.  In connection with the sales, the Company recognized compensation expense during 2007 and 2006 of $42,448 and $4,554, respectively, based upon the difference between the sale price of the shares and management’s estimate of the fair value of the shares at the date of issuance.  In addition, during 2007, the Company issued 4,910 shares of its common stock to a consultant for services.  The Company recorded $147 of consulting expense based upon management’s estimate of the fair value of the shares at the time of issuance.

Stock Repurchase

On August 20, 2007, the board of directors resolved to purchase 200,000 shares of the Company’s issued and outstanding common stock from existing shareholders for $0.50 per share.  The offer excluded officers, directors and employees of the Company.  During 2007, the Company repurchased 203,750 shares of its common stock for $101,875.  Upon repurchase, the shares were returned to the treasury and cancelled.

NOTE 6 – LINE OF CREDIT

The Company has an operating line of credit with Washington Trust Bank for $100,000.  Interest is calculated at Washington Trust Bank’s index rate plus one percent and interest payments are due monthly.  The line of credit is personally guaranteed by Mick Jackson, Robbie Jackson, and Patrick Chung, directors and shareholders of the Company.  At December 31, 2007 and 2006, no borrowings were outstanding on the line.

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

In March of 2006, the Company renewed its office lease with DS Investments for 36 months beginning April 1, 2006 and ending March 31, 2009.  Rent expense over the life of the lease is $1,561 per month for the first twelve months, $1,607 per month for the second twelve months and $1,656 per month for the last twelve months.

Royalties to Instructors

Instructors who prepare and present the computer-based training courses for home study are paid a royalty for their work based on the number of courses sold.  During the years ended December 31, 2007 and 2006, the Company paid $22,175 and $16,804 in royalties, respectively, included as cost of services in the statement of operations.  Royalties not paid by year-end are accrued and included in accounts payable.

Gain Contingency

The Company was involved in a defamation legal suit against Clark County School District in Las Vegas, Nevada.  On August 24, 2007, the District Court of Las Vegas ordered Clark County School District to pay the Company $340,622 as final judgment.  Clark County School District has not submitted payment and has appealed the judgment.  Based upon management’s uncertainty with respect to collecting the judgment no adjustment has been made to the financial statements to recognize the gain.

VIRTUAL EDUCATION SOFTWARE, INC
Balance Sheets
June 30, 2008 and December 31, 2007

	(Unaudited)
	June 30, 2008	December 31, 2007
ASSETS

Current Assets
Cash	$ 120,203	$ 91,687
Accounts receivable	181,887	94,484
Prepaid expenses	8,502	7,007
Deferred tax asset	-	10,574
Total current assets	310,592	203,752

Property and Equipment, net	15,566	19,103

TOTAL ASSETS	$ 326,158	$ 222,855

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$ 29,388	$ 15,745
Accrued royalties	30,450	3,036
Accrued payroll and other taxes	9,118	2,375
Total current liabilities	68,956	21,156

Deferred tax liability	1,881	1,881

Total Liabilities	70,837	23,037

Commitments and Contingencies (See Note 9)

Stockholders' Equity
Common stock, $0.002 par value, 10,000,000 shares authorized
8,475,308 issued and outstanding	16,950	16,950
Additional paid-in capital	228,291	227,850
Retained earnings (deficit)	10,080	(44,982)
Total Stockholders' Equity	255,321	199,818

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 326,158	$ 222,855

The accompanying notes are an intergral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC
Statements of Operations (unaudited)
Six months ended June 30, 2008 and 2007

	2008	2007
REVENUES
Sales	$ 602,940	$ 496,300

OPERATING EXPENSES
Cost of services	36,482	21,556
General and administrative	340,483	245,307
Selling and marketing	151,514	132,561
Loss on asset disposal	1,897	1,875
Total Operating Expenses	530,376	401,299
Operating Income	72,564	95,001

INCOME TAX PROVISION	(17,501)	(16,815)

NET INCOME	$ 55,063	$ 78,186

EARNINGS PER SHARE - BASIC
Net income per share - basic	$ 0.01	$ 0.01

Weighted average common shares outstanding - basic	8,475,308	7,043,201

The accompanying notes are an integral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC
Statements of Cash Flows (unaudited)
Six months ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 55,063	$ 78,186

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	2,810	3,976
Deferred income tax provision	10,574	16,815
Loss on disposal of property	1,897	1,875
Increase in accounts receivable	(87,403)	(35,567)
Increase in prepaid expenses	(1,495)	(1,859)
Increase in accounts payable	13,643	10,879
Increase in accrued liabilities	34,157	1,735
Total adjustments	(25,817)	(2,146)
Net cash provided by operating activities	29,246	76,040

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(1,170)	(11,924)
Net cash used by investing activities	(1,170)	(11,924)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock subscriptions	440	-
Net cash provided by financing activities	440	-

Net increase in cash and equivalents	28,516	64,116

CASH AND EQUIVALENTS, beginning of period	91,687	64,762

CASH AND EQUIVALENTS, end of period	$ 120,203	$ 128,878

The accompanying notes are an integral part of the financial statements.

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements (Unaudited)

BASIS OF PRESENTATION

The unaudited financial statements have been prepared by Virtual Education Software, Inc. (“the Company” or “VESI”) in accordance with accounting principles generally accepted in the United States of America for interim financial information, as well as the instructions to Form 10-Q.  Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.  In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included.  Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

For further information refer to the financial statements and footnotes thereto in the Company’s Form 10 as filed for the year ended December 31, 2007.

1.

ORGANIZATION, DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

The Company was incorporated on October 19, 1998 for the purpose of developing and marketing computer-based training courses, primarily for home study based software courses.  The Company’s principal business address, records office and registered office are located in Spokane, Washington.

On December 31, 1998, the Company acquired New Perspectives Software, Inc., which was incorporated on July 25, 1995 (under the laws of the state of Oregon) primarily for the purpose of developing and marketing educational software.

The Company is in the business of selling and marketing computer-based training courses, primarily for home study based courses.  Customers are located primarily in the Pacific Northwest.  The Company grants credit after a thorough and ongoing review of customer credit history.  Customers are primarily schools and educational institutions and credit risk is considered low.

2.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.  Diluted earnings per share is computed by increasing the weighted-average number of common shares outstanding by the additional common shares that would have been outstanding if the potentially dilutive shares had been issued.  The Company has no potentially dilutive shares and accordingly no diluted earnings per share exist as of June 30, 2008 and 2007.

3.

FAIR VALUE MEASUREMENT

Effective January 1, 2008 we adopted the provisions of SFAS No. 157, “Fair Value Measurements”, for our financial assets and liabilities without a material effect on our results of operations and financial position.  The effective date of SFAS No. 157 for non-financial assets and non-financial liabilities has been deferred by FSP-157-2 to fiscal years beginning after November 15, 2008, and we do not anticipate the impact of adopting SFAS 157 for non-financial assets and non-financial liabilities to have a material impact on our results of operations and financial position.

SFAS No. 157 expands disclosure requirements to include the following information for each major category of assets and liabilities that are measured at fair value on a recurring basis:

The fair value measurement;

a.

The level within the fair value hierarchy in which the fair value measurements in their entity fall, segregating fair value measurements using quoted priced in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3);

b.

For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following:

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements (Unaudited)

1)

Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings (or changes in net assets), and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities);

2)

The amount of these gains or losses attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting period date and a description of where those unrealized gains or losses are reported;

3)

Purchases, sales, issuances, and settlements (net); and

4)

Transfers in and/or out of Level 3.

At June 30, 2008 the Company has no financial assets or liabilities that are measured at fair value on a recurring basis.

4.

NEW ACCOUNTING PRONOUNCEMENTS

We also adopted the provisions of SFAS No. 159, “The Fair Value Option for Financial Liabilities”, effective January 1, 2008.  SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value.  The adoption of SFAS No. 159 has not had a material effect on our financial position or results of operations as of and for the six-months ended June 30, 2008.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”).  SFAS 161 requires disclosures of the fair value of derivative instruments and their gains and losses in a tabular format, provides for enhanced disclosure of an entity’s liquidity by requiring disclosure of derivative features that are credit-risk related, and requires cross-referencing within footnotes to enable financial statement users to locate information about derivative instruments.  This statement is effective for fiscal years and interim periods beginning after November 15, 2008.

5.

RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2008 a director of the Company paid $440 on a stock subscription receivable for shares that were issued to him during the year ended December 31, 2007.

6.

CONCENTRATION OF RISK

During the six month periods ended June 30, 2008 and 2007, approximately 24% of the Company’s revenues were generated by sales to one customer.  The loss of the Company’s “key” customer could adversely affect its business.

7.

INCOME TAXES

The Company’s estimated effective tax rate for 2008 is 24% as of June 30, 2008 as compared to an estimated effective rate for 2007 of 18% as of June 30, 2007.  The Company’s 2008 tax rate is higher that 2007 due to higher expected net income reducing the effect of the lower corporate tax brackets.

8.

COMMITMENTS AND CONTINGENCIES

Leases

In March of 2006, the Company renewed its office lease with DS Investments for 36 months beginning April 1, 2006 and ending March 31, 2009.  Rent expense over the life of the lease is $1,561 per month for the first twelve months, $1,607 per month for the second twelve months and $1,656 per month for the last twelve months.

Royalties to Instructors

Instructors who prepare and present the computer-based training courses for home study are paid a royalty for their work based on the number of courses sold.

VIRTUAL EDUCATION SOFTWARE, INC.

Notes to Financial Statements (Unaudited)

Gain Contingency

The Company was involved in a defamation legal suit against Clark County School district in Las Vegas, Nevada.  On August 24, 2007, the District Court of Las Vegas ordered Clark County School District to pay the Company $340,622 as final judgment.  Clark County School District has not submitted payment and has appealed the judgment.  Based upon management’s uncertainty with respect to collecting the judgment, no adjustment has been made to the financial statements to recognize the gain.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRTUAL EDUCATION SOFTWARE, INC.
October 16, 2008	By	/s/ Mick R. Jackson
Mick R. Jackson
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Mick R. Jackson, as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or Blue Sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on October 13, 2008.

Signature:	Title:
/s/ Mick R. Jackson	President and Chief Executive Officer, Director
Mick R. Jackson	(principal executive officer)

/s/ Roberta F. Jackson	Vice President and Executive Treasurer
Roberta F. Jackson	(principal financial officer)

/s/ Patrick V. Chung Patrick V. Chung	Vice-President of Design and Development and Executive Secretary, Director

/s/Keith W. Bonertz Keith W.Bonertz	Executive Vice-President, Director

EXHIBIT INDEX TO FORM 10

Exhibit
Number	Description

3.1	Certificate of Incorporation

3.2	Bylaws

4.1	Form of Stock Certificate

10.1	Lease for Spokane, Washington Office

12	Statements re: Computation of Ratios – (None)

21.1	Subsidiaries of the Registrant – (None)

24.1	Power of Attorney - (contained on signature page of this Registration Statement)